Exhibit 21
List of Registrant’s Active Subsidiaries

	State of
Name	Incorporation	Ownership
Innovative Drug Delivery Systems, Inc.	Delaware	100%

Javelin Pharmaceuticals (U.K.) Limited (1)	United Kingdom	0%

Javelin Pharmaceuticals GmbH	Germany	100%

(1)	This entity, which was owned by Innovative Drug Delivery Systems, Inc., has been sold to Therabel Pharma N.V.